Exhibit 1.A14

May 5th, 2014

RESOLUTION APPOINTING OFFICERS

The undersigned, constituting all of the directors of AvStar Aviation Group, Inc a Colorado Corporation (hereafter referred to as "the Company") hereby consents to the taking of the following action without holding a meeting and hereby adopts the following resolution(s):

BE IT RESOLVED that the Board of Directors of “the Company” hereby elect Andre' L. Ligon, General Counsel of the Company, to the Office of Treasury of the Company, to serve as such until his Successor has been elected and qualified, or until his earlier resignation, removal or death. Andre' L. Ligon's duties will include managing the general legal needs of the company, the hiring of outside counsel, if necessary, and be designated as the agent of “the Company” to receive notices, service of process, and general information for “the Company”, unless designated by agreement or law. As Treasurer, Andre' L. Ligon shall maintain an account and operate as the paymaster for the company, and all rights and duties that are necessary to carry out his position has treasurer.

BE IT FUTHER RESOLVED that the Board of Directors of the Company hereby elects Aaron C. Johnson, to the Office of Secretary of the Company, to serve as such until his Successor has been elected and qualified, or until his earlier resignation, removal or death.

Date: May 5, 2014

/s/Aaron C. Johnson

Aaron C. Johnson, Director